Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Income (loss)

For the three and nine months ended September 30, 2025 and 2024

Expressed in thousands of United States dollars, except share and per share amounts

	Note	Three-month period ended September 30, 2025	Three-month period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Net revenue	19	247,832	156,157	600,072	422,646
Cost of goods sold	20	(98,223)	(83,976)	(268,096)	(252,475)
Gross Profit		149,609	72,181	331,976	170,171

General and administrative expenses	21	(10,371)	(6,923)	(31,291)	(22,734)
Exploration expenses	22	(2,333)	(4,293)	(5,423)	(9,186)
Operating income		136,905	60,965	295,262	138,251

Finance expense	23	(102,565)	(62,691)	(283,806)	(141,888)
Other income (expenses)		(822)	(359)	(1,515)	(952)
Profit before income taxes		33,518	(2,085)	9,941	(4,589)

Current income tax expense	14	(38,402)	(11,833)	(88,767)	(36,588)
Deferred income tax expense	14	10,510	1,995	19,350	(5,738)

Profit (Loss) for the period		5,626	(11,923)	(59,476)	(46,915)

Weighted average numbers of common shares outstanding
Basic	31	81,672,304	72,377,560	76,466,833	72,319,729
Diluted	31	82,723,337	72,377,560	76,466,833	72,319,729

Profit (Loss) per share – Basic	31	0.07	(0.16)	(0.78)	(0.65)
Profit (Loss) per share - Diluted	31	0.07	(0.16)	(0.78)	(0.65)

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

2

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Other Comprehensive Income (loss)

For the three and nine months ended September 30, 2025 and 2024

Expressed in thousands of United States dollars

	Three-month period ended September 30, 2025	Three-month period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024

Profit (Loss) for the period	5,626	(11,923)	(59,476)	(46,915)
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss
Change in the fair value of cash flow hedge, net of tax	428	59	(2,163)	1,235
Loss on foreign exchange translation of subsidiaries	342	(168)	(669)	958

Items that will not be reclassified to profit or loss
Change in the fair value of equity investments	2,693	(26)	2,500	629
Actuarial gain on post-employment benefit, net of tax	(235)	—	(529)	—
Other comprehensive income (loss), net of tax	3,228	(135)	(861)	2,822
Total comprehensive loss	8,854	(12,058)	(60,337)	(44,093)

Items above are stated net of tax and the related taxes are disclosed in note 14 (b).

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

3

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2025 and 2024

Expressed in thousands of United States dollars

	Note	Three-month period ended September 30, 2025	Three-month period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Cash flows from operating activities
Profit (Loss) for the period		5,626	(11,923)	(59,476)	(46,915)
Items adjusting profit (loss) of the period	24(a)	133,542	105,657	371,374	237,672
Changes in working capital	24(b)	2,174	(6,674)	(8,589)	(23,807)
Income tax paid		(17,755)	(3,728)	(57,199)	(15,162)
Other current and non-current assets and liabilities	24(c)	(30,491)	(6,562)	(31,921)	4,445
Net cash generated by operating activities		93,096	76,770	214,189	156,233

Cash flows from investing activities
Purchase of property, plant and equipment		(31,605)	(60,483)	(133,655)	(113,761)
Acquisition of investment – Bluestone Resources	5	—	—	(18,538)	—
Acquisition of investment – Altamira	10	—	—	(439)	—
Net cash used in investing activities		(31,605)	(60,483)	(152,632)	(113,761)

Cash flows from financing activities
Net Proceeds from the Nasdaq IPO		200,116	—	200,116	—
Proceeds received from loans and debentures	24(e)	—	39,640	—	73,640
Repayment of loans and debentures	24(e)	(33,728)	(32,017)	(54,330)	(55,329)
Derivative settlement- debt swap agreements		(1,418)	1,186	1,164	4,054
Derivative fee		—	—	—	(13,522)
Interest paid on loans and debentures	24(e)	(8,308)	(11,758)	(29,480)	(29,456)
Payment of liability (NSR agreement)		(942)	(489)	(2,536)	(1,699)
Principal and interest payments of lease liabilities	17(b)	(4,551)	(4,810)	(13,912)	(13,490)
Repayment of other liabilities	17(a)	(1,044)	(1,749)	(2,025)	(2,573)
Payment of dividends	27	(27,564)	—	(75,708)	(25,339)
Acquisition of treasury shares		—	(6,068)	(1,200)	(9,526)
Proceeds and (payments) from exercise of stock options		—	65	—	165
Net cash generated by (used in) financing activities		122,561	(16,000)	22,089	(73,075)

(Decrease) Increase in cash and cash equivalents		184,052	287	83,646	(30,603)
Effect of foreign exchange (loss) on cash equivalents		(576)	3,729	(2,421)	(10,713)
Cash and cash equivalents, beginning of the year		167,938	191,963	270,189	237,295
Cash and cash equivalents, end of the period		351,414	195,979	351,414	195,979

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

4

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Financial Position

As of September 30, 2025 and December 31, 2024

Expressed in thousands of United States dollars

	Note	September 30, 2025	December 31, 2024
ASSETS
Current
Cash and cash equivalents	6	351,414	270,189
Accounts receivables	7	13,142	15,835
Value added taxes and other recoverable taxes	8	23,586	19,901
Inventories	9	76,671	57,943
Derivative financial instrument	25	14,590	—
Other receivables and assets	10	28,949	25,467
Total current		508,352	389,335

Non-current
Value added taxes and other recoverable taxes	8	49,843	40,596
Inventories	9	44,406	19,386
Other receivables and assets	10	7,012	4,943
Property, plant and equipment	11	783,346	610,784
Deferred income tax assets	14	35,903	15,218
Total non-current		920,510	690,927
Total assets		1,428,862	1,080,262

LIABILITIES
Current
Trade and other payables	12	125,447	98,067
Derivative financial instruments	25	26,521	19,302
Loans and debentures	13	89,810	82,007
Liability measured at fair value		5,322	3,362
Current income tax liabilities	14	46,228	31,618
Current portion of other liabilities	17	15,988	14,190
Provision for mine closure and restoration	15	2,551	—
Liabilities directly associated with assets classified as held for sale		2,757	2,757
Total current		314,624	251,303

Non-current
Loans and debentures	13	339,966	361,097
Liability measured at fair value		17,311	14,387
Derivative financial instruments	25	297,801	120,188
Deferred income tax liabilities	14	31,888	31,583
Provision for mine closure and restoration	15	64,830	50,573
Other provisions	16	29,215	17,144
Other liabilities	17	10,794	11,032
Total non-current		791,805	606,004

SHAREHOLDERS’ EQUITY	18
Share capital		833,382	599,200
Contributed surplus		56,937	55,596
Accumulated other comprehensive income		(1,584)	(723)
Accumulated losses		(566,302)	(431,118)
Total equity		322,433	222,955
Total liabilities and equity		1,428,862	1,080,262

Approved on behalf of the Board of Directors: “Stephen Keith”	“Rodrigo Barbosa”
Stephen Keith, Director	Rodrigo Barbosa, President & CEO

5

Aura Minerals Inc.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2025 and 2024

Expressed in thousands of United States dollars, except share amounts

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2024	72,399,495	599,200	55,596	(723)	(431,118)	222,955
Issuance of new shares	2,226,008	35,265	—	—	—	35,265
Issuance of new shares – IPO Nasdaq	8,997,644	218,193	—	—	—	218,193
IPO transaction costs	—	(18,076)	—	—	—	(18,076)
Shared based compensation	7,500	—	1,341	—	—	1,341
Acquisition of treasury shares / Cancellation of shares	(96,141)	(1,200)	—	—	—	(1,200)
Change in the fair value of cash flow hedge, net of tax	—	—	—	(2,163)	—	(2,163)
Gain on foreign exchange translation of subsidiaries	—	—	—	(669)	—	(669)
Change in the fair value of equity investments	—	—	—	2,500	—	2,500
Actuarial (loss) on post-employment benefit, net of tax	—	—	—	(529)	—	(529)
Loss for the period	—	—	—	—	(59,476)	(59,476)
Dividends paid (note 27)	—	—	—	—	(75,708)	(75,708)
At September 30, 2025	83,534,506	833,382	56,937	(1,584)	(566,302)	322,433

	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated losses	Total Equity
At December 31, 2023	72,237,003	612,299	55,478	5,179	(358,154)	314,802
Shared based compensation	196,450	136	82	—	—	218
Acquisition of treasury shares / Cancellation of shares	(60,650)	(9,526)	—	—	—	(9,526)
Change in the fair value of cash flow hedge, net of tax	—	—	—	(1,235)	—	(1,235)
Gain on foreign exchange translation of subsidiaries	—	—	—	(958)	—	(958)
Change in the fair value of equity investments	—	—	—	(629)	—	(629)
Loss for the period	—	—	—	—	(46,915)	(46,915)
Dividends paid (note 27)	—	—	—	—	(25,339)	(25,339)
At September 30, 2024	72,372,803	602,909	55,560	2,357	(430,408)	230,418

The accompanying notes form an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

6

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

1           NATURE OF OPERATIONS

Aura Minerals Inc. (“Aura Minerals”, “Aura”, or the “Company”) is a mid-tier gold and copper production company focused on the operation and development of gold and base metal projects in the Americas.

Aura Minerals Inc. is a public company incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands). The Company’s common shares are listed on the Nasdaq Global Select Market under the ticker symbol “AUGO” and its Brazilian Depositary Receipts (“BDRs”), each representing one common share, are listed on the B3 – Brasil, Bolsa Balcão under the ticker symbol “AURA33”, now backed by common shares traded on Nasdaq following the approval issued by the Brazilian Securities Commission (CVM) on August 29, 2025, which authorized the migration of the reference exchange of the underlying shares from the Toronto Stock Exchange (“TSX”) to Nasdaq. On September 8, 2025, the Company announced that its voluntary delisting from the TSX had been approved by its board of directors and the TSX, with effectiveness as of the close of trading on September 25, 2025. Following the delisting, the Company continues to maintain trading of its common shares and BDRs on Nasdaq and B3 respectively.

Aura’s controlling party is Northwestern Enterprises Ltd (“Northwestern”), a company beneficially owned by the Chairman of the board of directors of Aura (the “Board”).

These unaudited condensed interim consolidated financial statements (the “financial statements”) were approved by the Board of Directors on November 4, 2025.

2           BASIS OF PREPARATION AND PRESENTATION

The Unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with IAS 34 – Interim Financial Reporting, as issued by International Accounting Standard Board (IASB). These Unaudited condensed interim consolidated financial statements should be read in conjunction with Aura’s annual consolidated financial statements for the year ended December 31, 2024, ("2024 Annual Financial Statements").

The accounting policies followed in these Unaudited condensed interim consolidated financial statements are consistent with those disclosed in Note 3 of 2024 Annual Financial Statements, except for those new or revised standards adopted as of January 1, 2025 as is the case with the amendments to IAS 21 – Effects of Changes in Foreign Exchange Rates. As disclosed in the 2024 Annual Financial Statements, these amendments have not had a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

The functional currency of Aura and the majority of its subsidiaries is the United States Dollar (“US Dollar”) except for a non material service company in Mexico which has a functional currency of Mexican Pesos (“MXN Pesos”) and certain non material Brazilian subsidiaries in Brazilian Reais (“BRL Reais”). All values in the consolidated financial statements are rounded to the nearest thousand.

7

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

3           ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

A number of new accounting standards are effective for annual reporting periods beginning after January 1, 2025 and earlier application is permitted.

A – IFRS Presentation and disclosure in financial statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements and applies for annual reporting periods beginning on or after January 1, 2027. The new standard introduces the following key new requirements:

-	Entities are required to classify all income and expenses into five categories in the statement of profit and loss, namely the operating, investing, financing, discontinued operations and income tax categories. Entities are also required to present a newly defined operating profit subtotal. Entities’ net profit will not change.
-	Management defined performance measures (“MPMs”) are disclosed in a single note in the financial statements.
-	Enhanced guidance is provided on how to group information in the financial statements.

In addition, all entities are required to use the operating profit subtotal as the starting point for the statement of cash flows when presenting operating cash flows under the indirect method.

The Company is in the process of assessing the impact of the new standard, particularly with respect to the structure of the Company’s statement of profit and loss, the statement of cash flows and the additional disclosures required for MPMs. The Company is also assessing the impact on how information is grouped in the financial statements, including for the items currently labelled as ‘other’.

B – Other accounting standards

The following new amended accounting standard is not expected to have a significant impact on the Company’s consolidated financial statements.

-	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7).

4           SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make estimates and judgements and to form assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities. Management’s estimates and judgements are continually evaluated and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates.

8

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The Company has identified critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results could differ from these estimates under different assumptions and conditions and could materially affect the Company’s financial results or statements of financial position reported in future periods.

Please refer to Note 4 of the 2024 Annual Financial Statements for a summary of the significant accounting estimates and judgements which are consistent with those in the preparation of the financial statements. Management’s estimates and judgements are evaluated quarterly and are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual or future results may differ from these estimates.

Declaration of Commercial Production in Borborema

In September 2025, the Company announced that the Borborema Project had reached commercial production status. This conclusion was based on management’s assessment of several factors, including: (1) the level of capital expenditures incurred compared to construction cost estimates; (2) the completion of a reasonable period of testing of plant and equipment; (3) the ability to produce minerals in saleable form meeting required specifications; and (4) the ability to sustain ongoing production of minerals at stable levels.

Upon achieving commercial production, the capitalization of development and commissioning costs ceases, and subsequent costs are either capitalized to inventory or recognized in profit or loss, except for capitalizable expenditures relating to property, plant and equipment additions or improvements, open pit stripping activities that provide future economic benefit, underground mine development, or other expenditures that meet the criteria for capitalization in accordance with the Company’s accounting policies. Revenues and related costs associated with minerals produced and sold during the commissioning phase continue to be recognized in the Consolidated Statements of Income (loss).

5           ACQUISITIONS

a)	Asset acquisition– Bluestone Resources (“Bluestone”)

In December 2024, the Company acquired, at market value, 5,500,000 shares of Bluestone, representing 3.62% of its total shares, for a total consideration of $1,327. The acquisition was valued based on the quoted market price of Bluestone’s shares on the Canadian stock exchange at the acquisition date and was recorded as an investment under other non-current assets (see Note 10).

On January 13, 2025, Aura completed the acquisition of control of Bluestone, acquiring all remaining 96.38% shares for an additional amount of $40,299 as follows:

9

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

- Cash Consideration = $18,342 (equivalent to C$26,255)

- Non-Cash Consideration = $12,503

Aura issued 1,007,186 common shares to Bluestone´s former shareholders (0.0183 common shares of Aura for each Bluestone Share held). The shares were valued based on the quoted market price of Aura’s shares on the Canadian stock exchange at the acquisition date.

- Contingent Value Rights (CVRs) = $9,120 (C$13,111) (note 16)

The fair value of the CVRs was determined based on three fixed annual payments, contingent upon the achievement of commercial production, defined as when either: (i) Aura announces that commercial production at Cerro Blanco has been achieved, or (ii) it has operated for 90 consecutive days with 80% or more of used capacity.

The fair value of the CVRs was determined using a probability-weighted discounted cash flow model. This model incorporated management’s current estimates of the probability of achieving commercial production, the expected timing of it and the contractual payout structure. The expected payments were discounted to present value using a 7.4% discount rate.

- Capitalized Acquisition Costs = $334

These costs, consisting of legal and consulting fees paid in January 2025, were capitalized as part of the investment in accordance with applicable accounting standards.

Upon the closing of the transaction, Bluestone's assets primarily consisted of mineral properties. Given that Bluestone did not have processes capable of generating outputs, it did not meet the definition of a business under the applicable accounting standards. As a result, the transaction has been treated as an asset acquisition.

The table below summarizes the financial information of the investment as of January 13, 2025 (acquisition date):

		Book value	Fair value allocation	Fair value acquired
Assets acquired	Cash and cash equivalents	138	—	138
	Other assets	687	—	687
	Property, plant and equipment (Note 11)	52,487	22,734	75,221

Liabilities assumed	Trade and other payables	761	—	761
	Other liabilities	2,954	—	2,954
	Loans and debentures	19,900	—	19,900
	Provision for mine closure and restoration	9,668	—	9,668
	Deferred income tax liabilities	1,137	—	1,137

Net assets		18,892	22,734	41,626

10

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Mineração Serra Grande S.A. (“MSG”) acquisition

On June 2, 2025, Aura Minerals Inc., through its wholly owned subsidiary, entered into a Share Purchase Agreement with AngloGold Ashanti plc to acquire 100% of the shares of Mineração Serra Grande S.A. (“MSG”), owner of the Serra Grande gold mine in Crixás, Goiás, Brazil.

Under the terms of the agreement, Aura will pay an upfront cash consideration of US$76 million at closing, subject to working capital and other adjustments. Additional deferred consideration will be paid through a 3% net smelter return (NSR) royalty on MSG’s currently identified Mineral Resource.

The transaction excludes certain non-operational subsidiaries of MSG, which will be spun off prior to closing. The completion of the acquisition is subject to customary closing conditions, including the Brazilian anti-trust agency CADE (“Administrative Council for Economic Defense”) approval, decommissioning of a legacy tailings dam, and no material adverse events.

Closing is expected to occur in the last quarter of 2025.

6           CASH AND CASH EQUIVALENTS

	September 30, 2025	December 31, 2024
Cash at bank	149,898	63,056
Term deposits	201,516	207,133
Cash and Cash Equivalents	351,414	270,189

Term deposits represent amounts that have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest.

7           ACCOUNTS RECEIVABLES

	September 30, 2025	December 31, 2024
Trade receivables	12,842	2,354
Other receivables (a)	300	13,481
Accounts receivables	13,142	15,835

The Company periodically measures expected credit losses and considers the history and financial conditions of its clients. The Company did not recognize any credit losses in these financial statements.

11

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

(a)	The amount was mostly related to the sale agreement by the Company of the Serrote Project to Appian Capital Advisory LLP. The sale price was the total amount of $40 million and the aggregate consideration of $40 million was made up of a cash payment of $30 million (collected), as well as the delivery by the purchasers of a subordinated unsecured promissory note in the principal amount of $10 million plus interest, payable from 75% of excess cash from the project after the project has repaid project financing and operating cash requirements. The note became payable immediately when Appian Capital Advisory LLP, the purchaser of Mineração Vale Verde (“MVV”), that developed the Serrote Project, sold its investment in MVV. The full amount was collected in April 2025.

8           VALUE ADDED TAX AND OTHER RECOVERABLE TAXES

	September 30, 2025	December 31, 2024
Sales taxes and value added taxes
Apoena, Almas and Others	41,290	30,136
Aranzazu	2,385	2,796
Minosa	26,345	24,866
Other taxes
Income taxes and social contribution	3,409	2,699
Total Value added tax and other recoverable taxes	73,429	60,497
Current	23,586	19,901
Non-Current	49,843	40,596

Value added tax receivables are expected to be recovered, taking into consideration the different alternatives available to the Company, including: (1) reimbursement from government “authorities” and/or (2) used as credit for income tax payments; and/or (3) sales in the domestic market.

9           INVENTORIES

	September 30, 2025	December 31, 2024
Finished product	1,032	2,006
Work-in-process	83,598	47,521
Parts and supplies	36,447	27,802
Total inventories	121,077	77,329
Current	76,671	57,943
Non-current	44,406	19,386

As of September 30, 2025, the non-current inventory is related to Almas’ and Borborema’s low grade stockpile, while as of December 31, 2024, the non-current inventory was related to Almas’ low grade stockpile.

12

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

10       OTHER RECEIVABLES AND ASSETS

	September 30, 2025	December 31, 2024
Prepaids expenses	2,327	4,129
Advances to vendors	22,251	15,378
Deposits	4,762	4,257
Employees receivables (a) (Note 28)	—	3,192
Other assets (b)	6,621	3,454
Total other receivables and assets	35,961	30,410
Current	28,949	25,467
Non-current	7,012	4,943

(a)	The Company paid on behalf of certain key management personnel, certain withholding taxes associated with the exercise of stock options in the amount of $3,192 which was included as current other receivables (see Note 28 for further details). This amount was fully reimbursed by the personnel in June 2025.

(b)	On November 7, 2023, the Company entered into a subscription agreement with Altamira Gold Corp. (“Altamira”) pursuant to which it acquired 24,000,000 units of Altamira at a price of $0.090 (C$0.125 - Canadian Dollars) per unit for an aggregate purchase price of $2,167 (C$3,000 - Canadian Dollars). Each unit consists of one common share and one common share purchase warrant of Altamira. Each warrant is exercisable to acquire one share of Altamira at a strike price of $ 0.14 (C$0.20 - Canadian Dollars) per share for a period of two years from November 7, 2023.

On June 30, 2025, the Company entered into a second subscription agreement with Altamira pursuant to which it acquired, an additional 6,000,000 units at a price of $0.070 (C$0.10 - Canadian Dollars) per unit, for an aggregate purchase price of $439 (C$600 – Canadian Dollars). Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of Altamira at a price of $0.11 (C$0.15 - Canadian Dollars) per share for a period of two years from June 30, 2025.

Following this transaction, the Company holds a total of 30,000,000 common shares and 27,000,000 warrants of Altamira.

The common shares are recorded at fair value through OCI and the amount as of September 30, 2025, is $5,113 ($2,168 as of December 31, 2024).

13

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

11       PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment movements for the nine months ended September 30, 2025 and 2024 are as follows:

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2024	312,312	51,948	9,835	63,692	29,609	143,388	610,784

Additions	48,117	8,814	1,501	3,088	7,817	80,140	149,477
Bluestone acquisition	46,990	20,337	96	1,980	—	5,818	75,221
Depreciation	(24,215)	(9,518)	(1,459)	(6,456)	(9,224)	—	(50,872)
Reclassifications	2,488	901	(2,403)	1,911	—	(2,897)	—
Disposals	(727)	(180)	(232)	(125)	—	—	(1,264)
Net book value at September 30, 2025	384,965	72,302	7,338	64,090	28,202	226,449	783,346
Consisting of:
Cost	671,711	166,694	25,571	199,809	62,769	226,449	1,353,003
Accumulated Depreciation	(286,746)	(94,392)	(18,233)	(135,719)	(34,567)	—	(569,657)
Net book value at September 30, 2025	384,965	72,302	7,338	64,090	28,202	226,449	783,346

	Mineral properties	Land and buildings	Furniture, fixtures and equipment	Plant and machinery	Right of use assets	Assets under construction	Total
Net book value at December 31, 2023	318,651	53,861	10,719	62,138	37,814	5,550	488,733
Additions	62,103	6,094	1,036	11,958	862	39,592	121,645
Depletion and amortization	(20,302)	(11,154)	(1,618)	(7,670)	(7,818)	—	(48,562)
Disposals	(695)	(76)	—	(28)	(24)	—	(823)
Net book value at September 30, 2024	359,757	48,725	10,137	66,398	30,834	45,142	560,993
Consisting of:
Cost	608,286	136,021	26,733	196,347	53,079	45,142	1,065,608
Accumulated depletion and amortization	(248,529)	(87,296)	(16,596)	(129,949)	(22,245)	—	(504,615)
Net book value at September 30, 2024	359,757	48,725	10,137	66,398	30,834	45,142	560,993

The right of use assets corresponds to the lease liability obligations disclosed in Note 17(b).

For the period ended September 30, 2025, $9,832 of interest related to loans and debentures was capitalized (100% capitalization rate) as part of the construction cost at Borborema project ($7,452 for the period ended September 30, 2024).

14

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

12       TRADE AND OTHER PAYABLES

	September 30, 2025	December 31, 2024
Trade accounts payable to suppliers	75,911	69,565
Other taxes payables	24,937	15,820
Accrued liabilities to suppliers	24,599	12,682
Total accounts payable	125,447	98,067

15

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

13       LOANS AND DEBENTURES

The list of loans and debentures held by the Company, as of September 30, 2025, and December 31, 2024, is as follows:

Financial debt	Maturity Date	Interest Rate	September 30, 2025	December 31, 2024
Bank Occidente
Q2 2022 Promissory Note (“5º Promissory Note”)	May 2026	6.25%	1,864	3,882
Q3 2022 Promissory Note (“6º Promissory Note”)	August 2026	6.25%	2,761	4,709
Q2 2023 Promissory Note (“7º Promissory Note”)	June 2025	7.50%	—	1,320
Q1 2024 Promissory Note (“8° Promissory Note”)	February 2026	7.50%	1,102	3,000
Q3 2024 Promissory Note (“9° Promissory Note”)	July 2027	8.00%	3,091	4,178
Bank Atlántida
Q2 2022 Loan Agreement (“7º Loan”)	March 2027	6.50%	3,750	5,625
Bank ABC Brasil S.A.
Q4 2022 Loan Agreement (“5º Loan”)	January 2026	5.38%	4,387	10,968
Bank Santander Mexico
Q3 2024 Loan Agreement (“5° Loan”)	August 2027	* SOFR + 3.8%	25,396	35,333
Bank Santander Brazil
Q3 2023 Loan Agreement (“4° Loan”)	November 2028	9.51%	76,118	104,073
Bank Safra
Q3 2024 Loan Agreement (“2° Loan”)	August 2026	7.10%	20,166	20,513
Bank Banco do Brasil
Q1 2024 Loan Agreement (“1º Loan”)	December 2028	6.50%	10,167	10,003
Bank Bradesco
Q1 2022 Loan Agreement (“1º Loan”)	February 2025	* CDI + 2.342%	—	2,453
Q4 2024 Loan Agreement (“2° Loan”)	December 2028	6.50%	43,051	43,000
Other banks
BTG Pactual	November 2027	6.70%	20,113	20,116
Debentures payable
Debentures – 2nd issuance	October 2030	* CDI + 1.60%	200,364	162,515
Gold Royalty Corp
Gold linked loan	December 2029	8.5%	11,546	11,416
Nemesia SARL	(a)	7.00%	5,900	—
Total			429,776	443,104
Current			89,810	82,007
Non-Current			339,966	361,097

* Definition: Secured Overnight Financing Rate Data (“SOFR”) and Certificates of Interbank Deposits (“CDI”).

(a) This loan was recognized in the Company’s financial statements as a result of the acquisition of Bluestone.

On February 7, 2025, Aura, Nemesia S.à.r.l., and Bluestone, signed a term sheet for the purchase and assignment of the debt obligation related to the Cerro Blanco Project held by Bluestone. On March 14, 2025, the parties executed a Debt Purchase and Assignment Agreement, reflecting the terms previously agreed between the parties and subject to certain closing conditions, including approval from Toronto Stock Exchange (“TSX”). On April 15, 2025, the parties closed the transaction, pursuant to which Aura acquired from Nemesia S.à.r.l. all of Nemesia’s rights, title, and interest in the outstanding debt of Bluestone in exchange for 1,218,222 common shares of Aura and an unsecured promissory note in the principal amount of $5.9 million payable from Aura to Nemesia S.à.r.l (the “New Promissory Note”), The New Promissory Note has a fixed interest rate of 7% and becomes due once Cerro Blanco achieves commercial production within the next 20 years. The fair value of the 1,218,222 common shares issued was $22.8 million, based on Aura’s share price at the closing date. The transaction resulted in a loss on settlement of liability with equity instruments of $8.8 million, recognized as a finance expense (Note 23) for the nine-month period ended September 30, 2025.

16

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The non-current loans and debentures payments are as follows:

		Amount
2026	**	78,734
2027		74,358
2028		70,674
2029		63,204
2030 onwards		52,996
		339,966

** Includes amounts that become due from October 1, 2026.

Financial Covenants

Mineração Apoena S.A. (“Apoena”) – subsidiary of the Company

- Bank BTG Pactual.: Principal of US$ 20,000 entered in December 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Aranzazu Holdings SA de CV (“Aranzazu”) – subsidiary of the Company

- Bank Santander México S.A.: Principal amount of $15,000, in August 2024 plus $22,000 in December, 2024

The agreement has financial covenants where: Net Debt should be lower than 1.5x over the last 12 months EBITDA; and last 12 months EBITDA over the interest expense should be over or equal 5.0x. The covenant is measured on a quarterly basis at the subsidiary.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Debentures: Principal of R$1 billion (US$161,491) entered in October 2024

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Swap agreement entered in October 2024.

The agreement also includes a quarterly financial covenant where the net debt to the last 12 months EBITDA ratio not exceed:

- in the case of Aura Minerals, 2.75x through June 30, 2025;

- in the case of Almas, 2.00x from July 1, 2025 through October 2, 2027; and

- in the case of Almas, 1.50x thereafter through maturity;

17

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Aura Almas Mineração S.A. (“Almas”) – subsidiary of the Company

- Safra Bank: Principal of US$ 20,000 entered in August 2024

The agreement has financial covenants where Net Debt should be lower than 2.75x over the last 12 months EBITDA. The covenant is measured on a quarterly basis at Aura Minerals Inc.

Cascar Brasil Mineração Ltda. (“Cascar”) – subsidiary of the Company (Borborema Project)

- Santander Brasil S.A., principal of $100,750 entered in September 2023

The agreement has one annual financial covenant requiring that, beginning in the year ended December 31, 2025, following an initial grace period, where Cascar’s Net Debt should be lower than 1.5x over Cascar’s last 12 months EBITDA.

For the nine months ended September 30, 2025, the Company and its subsidiaries are in compliance with all the financial covenants.

14       INCOME TAXES

a)             Income taxes

As of September 30, 2025, the current income tax liability is $46,228 ($31,618 as of December 31, 2024).

Income tax expenses included in the unaudited condensed interim consolidated statements of income for the three and nine-months periods ended September 30, 2025, and 2024 are as follows:

	Three-month period ended September 30, 2025	Three-month period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Current income tax	(38,402)	(11,833)	(88,767)	(36,588)
Deferred income tax	10,510	1,995	19,350	(5,738)
Total income/deferred taxes expense	(27,892)	(9,838)	(69,417)	(42,326)

18

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)             Deferred income tax assets and liabilities

Deferred tax assets and liabilities on the unaudited condensed interim consolidated statements of financial position consist of:

Net deferred income tax assets (liabilities) are classified as follows:	September 30, 2025	December 31, 2024
Deferred income tax assets	35,903	15,218
Deferred income tax liabilities	(31,888)	(31,583)
Total deferred taxes, net	4,015	(16,365)

The movements in the net deferred income tax asset (liability) account for the nine months ended September 30, 2025 and 2024 are as follows:

Balance, December 31, 2023	17,938
Recorded in the statement of income (loss)	(5,738)
Recorded through other comprehensive income	544
Exchange differences	(3,134)
Balance, September 30, 2024	9,610

Balance, December 31, 2024	(16,365)
Recorded in the statement of income (loss)	19,350
Recorded through other comprehensive income	(1,114)
Acquisition of Bluestone	(1,137)
Exchange differences	3,281
Balance, September 30, 2025	4,015

The deferred income tax and social contribution are calculated on tax loss carryforwards and the temporary differences between the tax bases of assets and liabilities and their carrying amounts, as follows:

	September 30, 2025	December 31, 2024
Provision for mine closure and restoration	10,250	7,057
Tax losses carried forward	3,404	5,831
Amortization of intangibles	1,482	5,689
Non-deductible provisions	12,196	11,235
Non-deductible exchange changes	4,712	(442)
Deferred taxes over non-monetary items	(10,362)	(34,974)
Depreciation	(19,066)	(9,198)
Advance payments	(2,698)	(3,488)
Others	4,097	1,925
Total of deferred tax assets and liabilities	4,015	(16,365)
Fair value of financial instruments	(1,946)	(832)
Total of deferred tax on OCI	(1,946)	(832)

19

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

c)             Effective tax rate

	For the nine-months period ended September 30, 2025	For the nine-months period ended September 30, 2024
Income (loss) before Income taxes	9,941	(4,589)
Income taxes at statutory rate applicable to the parent Company (0%)	—	—

Adjustments for calculating the effective rate
Tax calculated at the domestic rates	(85,520)	(32,331)
Non-deductible expenses	4,901	(2,262)
Unrecognized deferred tax asset (losses carried forward)	6,863	(7,924)
Tax exemptions	5,670	1,147
Withholding taxes on distribution	(4,223)	(2,278)
Tax over translation adjustments	(21,314)	445
Deferred taxes over non-monetary items	22,323	8,943
Others	1,883	(8,066)
Income tax expense	(69,417)	(42,326)
Effective tax rate	(698.3%)	922.3%

15       PROVISION FOR MINE CLOSURE AND RESTORATION

The movements for the nine months ended September 30, 2025, and 2024 are as follow:

	September 30, 2025	September 30, 2024
Balance, beginning of year	50,573	48,727
Bluestone acquisition	9,668	—
Accretion expense (note 23)	5,780	4,553
Disbursements	(1,290)	—
Change in estimate	818	(428)
Foreign exchange	1,832	—
Balance, end of period	67,381	52,852
Current	2,551	—
Non-current	64,830	52,852

Provision for mine closure and restoration is related to the closure costs and environmental restoration associated with mining operations. The provisions have been recorded at their net present values, using a discount rate for each entity based on their life of mine and the corresponding country treasury bill rates of 11.73%, 10.02%, and 7.22% at September 30, 2025 and December 31, 2024 for, Brazil, Mexico, and Honduras, respectively. The provisions have been re-measured at each reporting date, with the accretion expense being recorded as a finance cost.

20

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

16       OTHER PROVISIONS

	Long-term employee benefits	Provision for judicial contingencies	CVRs	Total
At December 31, 2023	11,964	672	—	12,636
Periodic service and finance cost (Note 23)	1,249	—	—	1,249
Change in provision for the period	528	78	—	606
Settlement during the period	(505)	—	—	(505)
At September 30, 2024	13,236	750	—	13,986

At December 31, 2024	13,860	3,284	—	17,144
Periodic service and finance cost (Note 23)	1,620	—	—	1,620
Change in provision for the period	—	2,743	9,120	11,863
Actuarial changes	529	—	—	529
Settlement during the period	(2,238)	—	—	(2,238)
Foreign exchange	—	—	297	297
At September 30, 2025	13,771	6,027	9,417	29,215

17       OTHER LIABILITIES

	September 30, 2025	December 31, 2024
NSR royalty (note 17 (a))	641	971
Lease payment obligation (note 17 (b))	26,141	24,251
Total other liabilities	26,782	25,222
Current	15,988	14,190
Non-current	10,794	11,032

a)       NSR Royalty

The movements for the nine months ended September 30, 2025 and 2024 of the NSR Royalty are as follows:

	September 30, 2025	September 30, 2024
Balance, beginning of year	971	826
Royalty payments	(2,025)	(1,699)
Increase in NSR obligations	1,695	1,351
Balance, end of the period	641	478

21

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)       Lease Payment Obligation

The movements for the nine months ended September 30, 2025 and 2024 of the lease liability obligation are as follows:

	September 30, 2025	September 30, 2024
Balance, beginning of year	24,251	38,654
Bluestone acquisition	7	—
Change in estimate	7,817	860
Accretion expense (Note 23)	2,580	6,779
Lease payments (Principal and interest)	(13,912)	(13,490)
Foreign exchange	5,398	(3,716)
Balance, end of period	26,141	29,087
Current	15,347	13,747
Non-current	10,794	15,340

The weighted average discount rate applied to the lease liabilities within the period ended September 30, 2025 is 11.73% (13.15% and 9% for the period ended September 30, 2024), based on their corresponding country treasury bill rates.

Lease liabilities are reflected within the current and long-term liabilities in the consolidated statements of financial position. The finance cost or amortization of the discount on the lease liabilities are charged to the consolidated statements of income using the effective interest method.

18       EQUITY

The Company has authorized an unlimited number of common shares, being subscribed 83,534,506 as of September 30, 2025 (72,399,495 as of December 31, 2024).

As of September 30, 2025, the Company had 1,493,492 options issued and outstanding (1,052,589 as of December 31, 2024). The share-based payment expense is measured at fair value and recognized over the vesting period from the date of grant, and for the nine months period ended September 30, 2025 and 2024, share-based payment expense recognized in general and administrative expenses was $1,341 and $82 respectively. During the period ended September 30, 2025 the Company granted 448,398 new stock options.

On September 29, 2025, the Company also granted 142,160 Restricted Share Units (“RSUs”) under its Omnibus Incentive Plan. Each RSU represents the right to receive one common share of the Company upon vesting. The RSUs vest in three equal annual installments on September 29, 2026, 2027 and 2028, subject to continued service.

Under the terms of the plan, settlement of the RSUs is expected to occur within 60 days following each vesting date. On the settlement date, the Company may, at its discretion, deliver either common shares, cash, or a combination of both. The Company currently intends to settle the RSUs through the issuance of common shares. Accordingly, the RSUs are accounted for as equity-settled share-based compensation.

22

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The grant-date fair value of the RSUs was measured based on the market price of the Company’s common shares on September 29, 2025. This fair value will be recognized as compensation expense, with a corresponding increase in equity, over the requisite service period using a straight-line attribution method.

Repurchase of shares

On March 14 2024, the Company announced a new normal course issuer bid (“New NCIB”) for its TSX listed shares and a buyback program for its Brazilian Depositary Receipts (“BDRs”) listed in the Brazilian Stock Exchange (“B3”). The limit for purchases under the NCIB and the BDR Buyback Program was a combined aggregate limit, representing, altogether, 2,261,426 Common Shares.

On March 24, 2025, Aura announced the renewal of its Normal Course Issuer Bid (NCIB) and concurrent Buyback Program for Brazilian Depositary Receipts (BDRs). The renewed NCIB allows the Company to repurchase up to 2.69 million common shares, while the BDR program permits the repurchase of up to 8.08 million BDRs—each equivalent to one-third of a common share—on the B3.

For the period ended September 30, 2025 the Company has repurchased 162,826 common shares of its Brazilian Depositary Receipts and 20,424 common shares under the NCIB, for $849 and $351, respectively, for a total of $1,200 recorded directly in share capital. During this period, the Company has canceled (96,141) shares from the total repurchased.

Nasdaq IPO (“Initial Public Offering”)

On July 17, 2025, the Company closed its U.S. Initial Public Offering of 8,100,510 common shares at a public offering price of US$24.25 per share. The registration statement on Form F-1 relating to the offering was declared effective by the U.S. Securities and Exchange Commission on July 15, 2025. The Company’s common shares began trading on the Nasdaq Global Select Market under the ticker symbol “AUGO” on July 16, 2025.

In connection with the offering, the Company granted the underwriters a 30-day option to purchase up to an additional 1,215,077 common shares at the public offering price, less underwriting discounts and commissions. This option was partially exercised by the underwriters on August 8, 2025, and a total of 897,134 shares were purchased pursuant to the option.

The Company received proceeds of $196,437 from the IPO and $21,756 from the exercise of the greenshoe option. Total cash transaction costs incurred in connection with the offering amounted to $18,076 and were accounted for as a deduction from equity. Accordingly, the net amount recognized in equity was $200,116.

23

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

The offering did not give rise to any gain or loss in the consolidated statement of income, as all directly attributable transaction costs related to the issuance of equity instruments were recognized as a deduction from equity.

19       REVENUE

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Gold	180,738	105,436	420,208	278,523
Copper & Gold concentrate	63,330	53,387	176,962	149,253
Provisional prices	1,809	(2,666)	—	(5,130)
Other (a)	1,955	—	2,902	—
Revenue	247,832	156,157	600,072	422,646

Revenues for the Minosa, Apoena and Almas mines relate to the sale of refined gold and for the Aranzazu mine relates to the sale of copper concentrate. The Company’s revenues are concentrated in 5 clients (see Note 26(d)).

For the three and nine-months period ended September 30, 2025, Brazil, Mexico and Honduras represented 49.1%, 27.1% and 23.9% and 42.9%, 30.9% and 27.2% respectively of the Company’s revenue (36.0%, 32.5% and 31.5% and 30.4%, 34.1 % and 30.5% for the period ended September 30, 2024).

For the period ended September 30, 2025, the Company’s main clients Asahi Refining USA Inc, Trafigura México, S.A. de C.V. and Auramet International, represented 53.7%, 29.5% and 15.8% respectively of the Company’s revenue (40,5%, 15,2 % and 44.3 % for the period ended September 30, 2024).

(a)	“Other” revenue for the period ended September 30, 2025, relates to the sale of molybdenum from the Aranzazu mine.

20       COST OF GOODS SOLD BY NATURE

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Direct mine and mill costs	(44,745)	(29,838)	(134,134)	(104,899)
Direct mine and mill costs - Contractors	(26,437)	(27,481)	(59,433)	(69,861)
Direct mine and mill costs - Salaries	(11,983)	(9,971)	(30,659)	(30,138)
Depletion and amortization	(15,058)	(16,686)	(43,870)	(47,577)
Total	(98,223)	(83,976)	(268,096)	(252,475)

24

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

21       GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Salaries, wages, benefits and bonus	(4,592)	(3,409)	(13,419)	(10,411)
Professional and consulting fees	(1,164)	(1,543)	(5,323)	(4,421)
Legal fees	(236)	(158)	(694)	(537)
Insurance	(675)	(155)	(1,065)	(781)
Directors' fees	(580)	(293)	(1,835)	(592)
Travel expenses	(284)	(158)	(858)	(595)
Share-based payment expense (Note 18)	(1,269)	(66)	(1,341)	(118)
Depreciation and amortization	(142)	(422)	(676)	(1,621)
Care and maintenance	—	(310)	(716)	(1,106)
Other	(1,429)	(409)	(5,364)	(2,552)
Total	(10,371)	(6,923)	(31,291)	(22,734)

22       EXPLORATION EXPENSES

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Minosa	(760)	(589)	(1,260)	(590)
Almas	(488)	—	(1,148)	—
Apoena	(82)	(129)	(268)	(299)
Aranzazu	(675)	(1,193)	(2,178)	(3,959)
Borborema project	(317)	—	(387)	—
All other segments	(11)	(2,382)	(182)	(4,338)
Total	(2,333)	(4,293)	(5,423)	(9,186)

25

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

23       FINANCE EXPENSE

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Accretion expense (Note 15)	(2,980)	(1,447)	(5,780)	(4,553)
Lease interest expense (Note 17 (b))	(824)	(2,758)	(2,580)	(6,779)
Interest expense on loans and debentures (Note 24 (a))	(5,786)	(7,278)	(17,639)	(15,616)
Finance cost on post-employment benefit	(535)	(415)	(1,620)	(1,249)
Unrealized loss with derivative gold collars (Note 25 (a) - ii)	(75,252)	(56,267)	(199,766)	(89,493)
Realized loss with derivative gold collars	(17,130)	—	(34,869)	—
Loss on other derivative transactions	(685)	(1,321)	(3,817)	(1,321)
Change in liability measured at fair value	(1,036)	—	(7,420)	(85)
Foreign exchange	(36)	—	(5,674)	(10,995)
Derivative fee	—	—	—	(13,522)
Loss on settlement of liability with equity instruments (Note 13)	—	—	(8,768)	—
Other finance costs	(585)	(476)	(1,312)	(1,047)
Finance expenses	(104,849)	(69,962)	(289,245)	(144,660)

Change in liability measured at fair value	—	3,502	—	—
Foreign exchange	—	2,279	—	—
Interest income	2,284	1,490	5,439	2,772
Finance income	2,284	7,271	5,439	2,772

Total finance result	(102,565)	(62,691)	(283,806)	(141,888)

24       CASH FLOW INFORMATION

a)    Items adjusting (loss) of the period

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Deferred and current income tax expense	27,892	9,838	69,417	42,326
Depreciation and amortization	15,200	17,009	44,546	48,562
Accretion expense (Note 23)	2,980	1,447	5,780	4,553
Lease Interest expense (Note 23)	824	2,758	2,580	6,779
Interest expense on loans and debentures (Note 23)	5,786	7,278	17,639	15,616
Finance cost on post-employment benefit (Note 23)	535	415	1,620	1,249
Unrealized loss on derivatives gold collars (Note 23)	75,252	56,267	199,766	89,493
Loss on other derivatives (Note 23)	685	1,321	3,817	1,321
Derivative fee (Note 23)	—	13,522	—	13,522
Foreign exchange loss (Note 23)	36	(2,279)	5,674	10,995
Change in fair value in liability measured at fair value	1,036	(3,502)	7,420	85
Share-based payment expense (Note 18)	1,269	66	1,342	118
Loss on disposal of assets	828	246	1,264	823
Loss on settlement of liability with equity instruments	—	—	8,768	—
Other non-cash items	1,219	1,271	1,741	2,230
Total	133,542	105,657	371,374	237,672

26

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)    Changes in working capital

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024

Increase in accounts receivables and value added taxes and other recoverable taxes	(14,728)	(1,144)	(16,854)	(5,660)
Increase in inventory	3,254	(12,917)	(12,328)	(23,941)
Decrease in trade and other payables	13,648	7,387	20,593	5,794
Total	2,174	(6,674)	(8,589)	(23,807)

c)    Other current and non-current assets and liabilities

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024

Changes in other current and non-current assets and liabilities consists of:
(Increase) Decrease in other receivables and assets (non-current)	(7,389)	(783)	(3,290)	114
(Increase) in other receivables and assets (current)	(4)	(6,068)	(83)	3,485
Increase (Decrease) in other liabilities (current and non-current)	(23,098)	289	(28,548)	846
Total	(30,491)	(6,562)	(31,921)	4,445

d)    Non-cash transactions on investing activities consist of:

	Three-month period ended September 30, 2025	Three-months period ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Non-cash addition to property, plant and equipment	5,094	1,023	15,822	823
Total	5,094	1,023	15,822	823

27

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

e)    Loans, debentures and derivatives reconciliation

	Loans and debentures	Derivatives
Balance as of December 31, 2023	333,589	32,005
Changes from Financing cash flows:
Loan and debentures repayments	(55,329)	—
Loan proceeds	73,640	—
Interest paid on loans *	(21,226)	—
Interest paid on debentures *	(8,230)	—
Derivative settlement	—	4,054

Other Changes:
Interest expenses on loans	19,140
Interest expenses on debentures	6,100
Derivative result	—	(2,172)
Foreign exchange adjustments	(7,125)	7,534
Derivative settlement (withholding taxes)	—	715
Swap fair value adjustment	—	1,779
Gold Hedges fair value adjustment	—	89,493
Balance as of September 30, 2024	340,559	133,408

Balance as of December 31, 2024	443,104	139,490

Acquisition of Bluestone	5,900

Changes from Financing cash flows:
Loan and debentures repayments	(54,330)	—
Interest paid on loans *	(29,480)	—
Derivative settlement (Gold Hedges)	—	(34,869)
Derivative settlement - debt swap agreements	—	1,164

Other Changes:
Interest expenses on loans	15,099	—
Interest expenses on debentures	20,577	—
Derivative result	—	(10,850)
Foreign exchange adjustments	27,955	(27,084)
Derivative settlement (withholding taxes)	—	1,104
Swap fair value adjustment	—	3,276
Gold Hedges fair value adjustment	—	234,635
Other derivatives fair value adjustment	951	2,866
Balance as of September 30, 2025	429,776	309,732

* Interest payment on loans and debentures are being presented under financing activities in the Condensed Interim Consolidated Statements of Cash Flows

28

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

25       FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENT

a)         Financial Instruments

The Company has the following derivative financial instruments in the following line items in the consolidated statements of financial position:

		Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Current/Non-Current	September 30, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank)	Non-current	14,590	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	Current	(4,102)	(3,872)
Gold Derivatives	Current / Non-current	(320,220)	(120,454)
Total		(309,732)	(139,490)

Classification of financial instruments

		September 30, 2025			December 31, 2024
	Note	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI	Measured at amortized cost	Fair value through profit & loss	Fair value through OCI
Assets
Current
Cash and cash equivalents	6	351,414	—	—	270,189	—	—
Accounts receivable	7	12,842	—	—	2,354	13,480	—
Derivative Financial Instrument	25	—	—	14,590	—	—	—
Non-current				—	—	—	—
Other receivables and assets	10	—	—	5,113	—	—	3,454
		364,256	—	19,703	272,543	13,480	3,454

Liabilities
Current
Trade and other payables	12	125,447	—	—	98,067	—	—
Derivative Financial Instrument	25	—	26,521	—	—	19,302
Current portion of loan and debentures	13	74,974	14,836	—	78,115	3,892	—
Liability measured at fair value	14	—	5,322	—	—	3,362	—
Other liabilities	18	15,988	—	—	14,190	—	—
Non-current
Derivative Financial Instrument	25	—	297,801	—	—	105,024	15,164
Non-Current portion of loan and debentures	13	154,437	185,529	—	202,474	158,623	—
Liability measured at fair value		—	17,311	—	—	14,387	—
Other provisions	16	—	9,417	—	—	—	—
Other liabilities	17	10,794	—	—	11,032	—	—
		381,640	556,737	—	403,878	304,590	15,164

29

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

i)	Swap agreements:

As of September 30, 2025, and December 31, 2024, the Company has the following swap agreements:

			Asset/(Liability) at	Asset/(Liability) at
Derivatives Contracts	Commodity/ index	Current/Non-Current	September 30, 2025	December 31, 2024
Swap - Aura Almas (Itaú Bank) (a)	CDI	Current	14,590	(15,164)
Swap - Apoena Mines (Bradesco and ABC Bank)	CDI	Current	(4,102)	(3,872)
Total			10,488	(19,036)

(a) The swap agreements from the Company’s subsidiary, Almas, was designated as a hedge accounting.

ii) Derivative Options

ii) a - Derivative Collars –Apoena

For Apoena Mines, as of September 30, 2025, Mineração Apoena S.A. had zero cost put/call collars for 1,250 ounces of gold with floor price of $1,400 and ceiling price of $2,100 per ounce of gold. The expiration dates are between October 2025 and December 2025.

ii) b – Derivative Collars Borborema Project

As of September 30, 2025, the Company had 213,192 ounces outstanding for the Borborema Project. The put/calls collars have floor prices of $1,745 and ceiling prices at $2,400 per ounce of gold expiring between October 2025 and June 2028.

The fair value effect of both the Derivative Collars - Apoena and the Derivative Collars Borborema Project for the three and nine-months ended September 30, 2025 is ($75,252) and ($199,766), respectively ($56,267) and ($89,493) for the three and nine-months ended September 30, 2024 respectively), recorded as a finance expenses loss in the financial statements.

30

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

As of the date of these Unaudited Condensed Interim Financial Statements, the Company and its subsidiaries have no agreements in place with financial institutions which would require the Company to post cash or any other type of collateral to cover fair value exposure against the Company.

b)         Fair value of financial instruments

The Company measures certain of its financials assets and liabilities at fair value on a recurring basis and these are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value:

1)	Level 1, which are inputs that are unadjusted quoted prices in active markets for identical assets or liabilities;
2)	Level 2, which are inputs other than Level 1 quotes prices that are observable, either directly or indirectly, for the asset or liability; and,
3)	Level 3, which are inputs for the asset or liability that are not based on observable market data.

Additionally, the Company classifies derivative assets and liabilities in Level 2 of the fair value hierarchy as they are valued using pricing models which require a variety of inputs such as expected gold price.

The fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis at September 30, 2025 and December 31, 2024 are summarized in the following table:

		September 30, 2025		December 31, 2024
	Level	Fair value through profit & loss	Fair value through OCI	Fair value through profit & loss	Fair value through OCI
Assets
Accounts receivable	2	—	—	13,480	—
Other receivables and assets	1	—	5,113	—	3,454
Derivative Financial Instrument	2	—	14,590	—	—
		—	19,703	13,480	3,454

Liabilities
Debentures	2	200,365	—	162,515	—
Liability measured at fair value	3	22,633	—	17,749	—
Derivative Financial Instrument	2	324,322	—	124,326	15,164
Other provisions	3	9,417	—	—	—
		556,737	—	304,590	15,164

31

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Unobservable inputs	Inputs		Relationship of unobservable inputs to fair value
	September 30, 2025	December 31, 2024		2025	2024
Liability measured at fair value (NSR agreement))	22,633	17,749	Expected production of gold ounces	747,704	747,704	If expected production of gold ounces were 10% higher or lower, the fair value would increase/decrease by $831
Contingent Value Rights (CVRs)	9,417	—	Commercial Production	(a)	—	(a)

(a)	The Company assessed the probability of achieving commercial production, which is defined on Note 5, over various time horizons, primarily within a 0 to 20-year range, while also recognizing a residual probability of timelines extending beyond 20 years. If expected commercial production probability varies by 10% on the lower and higher ends of these time horizons, the fair value would increase or decrease by $1,367.

Valuation process

The finance department of the Company includes a team that performs the valuations of non-property items required for financial reporting purposes, including level 3 fair values.

The main level 3 inputs used by the Company are derived and evaluated as follows:

• Discount rates for financial assets and financial liabilities are determined using a capital asset pricing model to calculate a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.

• Risk adjustments specific to the counterparties (including assumptions about credit default rates) are derived from credit risk gradings determined by internal credit risk management group.

• Probability of commercial production achievement and expected timing of payment.

There was no significant changes on the key inputs into the Monte Carlo simulation model for the liability measured at fair value (NSR agreement) used for the period ended September 30, 2025.

32

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

26       FINANCIAL RISK MANAGEMENT

a)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through a planning and budgeting process, which is reviewed and updated, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described in Note 27 below.

Aura’s objective is to ensure that there are sufficient committed financial resources to meet its short-term business requirements for a minimum of twelve months. In the normal course of business, Aura enters into contracts that give rise to commitments for future payments as disclosed in the following table:

As of September 30, 2025	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	125,447	—	—	—	125,447
Loans and debentures	89,810	237,077	156,148	28,160	511,195
Provision for mine closure and restoration	3,434	4,189	6,367	58,747	72,737
Lease liabilities	13,876	8,378	100	40	22,394
Liability measured at fair value	5,322	4,781	6,127	24,683	40,913
	237,889	254,425	168,742	111,630	772,686

As of December 31, 2024	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	98,067	—	—	—	98,067
Loans and debentures	84,518	196,356	146,976	46,140	473,990
Provision for mine closure and restoration	9,674	5,431	8,132	35,049	58,286
Lease liabilities	12,305	14,937	—	—	27,242
Liability measured at fair value	3,915	4,332	4,882	22,860	35,989
	208,479	221,056	159,990	104,049	693,574

As of September 30, 2025, Aura has cash and cash equivalents of $351,414 ($270,181 as of December 31, 2024) and net working capital of $200,306 ($200,462 as of December 31, 2024) (current assets, excluding restricted cash less current liabilities).

33

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)	Currency risk

Aura’s operating assets are located in Honduras, Brazil and Mexico, therefore, foreign exchange risk exposures arise from transactions denominated in foreign currencies. Although Aura’s sales are denominated in United States dollars, certain operating expenses of Aura are denominated in foreign currencies, primarily the Honduran lempira, Brazilian real, Mexican peso, Canadian dollar, Colombian peso and Guatemalan Quetzals.

Financial instruments that impact Aura’s net losses or other comprehensive losses due to currency fluctuations include cash and cash equivalents, accounts receivable, other long-term assets, accounts payable and accrued liabilities, short term loans and other provisions denominated in foreign currency.

At September 30, 2025 and December 31, 2024 , the Company had cash and cash equivalents of $351,414, and $270,189, respectively, of which, $324,831 ($229,525 in 2024) were in United States dollars, $196 ($265 in 2024) in Canadian dollars, $18,236 ($28,997 in 2024) in Brazilian real, $7,876 ($11,229 in 2024) in Honduran lempiras, $195 ($158 in 2024) in Mexican pesos, $11 ($14 in 2024) in Colombian Pesos, $63 ($0 in 2024) in Guatemalan Quetzals and $6 ($0 in 2024) in Barbadian Dollars. An increase or decrease of 5% in the United States dollar exchange rate to the currencies listed above could have increased or decreased the Company’s income for the year by $1,329.

c)	Interest rate risk

The Company’s policy is to minimize interest rate cash flow risk exposures on long-term financing. Longer-term borrowings are therefore usually at fixed rates. As of September 30, 2025, the Company is exposed to changes in market interest rates through a bank borrowing at SOFR interest rate at its subsidiary Aranzazu. All other borrowings are at fixed interest rates or are linked to a swap instrument, minimizing the risk of interest rate exposure. The Company concluded that its exposure to interest rates is immaterial.

d)	Credit risk

Credit risk is the risk that a counterparty fails to discharge an obligation to the Company. The Company is exposed to credit risk from financial assets including cash and cash equivalents held at banks, trade and other receivables. The credit risk is managed based on the Company’s credit risk management policies and procedures.

The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits.

34

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

At September 30, 2025, the Company believes that its trade credit risk is low due to the following reasons:

- For the sales of refined gold from Almas, Apoena, Borborema and Minosa, the Company collects payments in advance of delivering its products to its clients.

- For the sale of copper and gold concentrate from Aranzazu, the Company sells its products to wholly-owned subsidiary of Trafigura Group Pte. Ltd, an investment grade company. The accounts receivable is generally collected within 15 days from the issuance of the invoice.

e)	Market risk

Commodity derivatives transactions – Gold collars

As mentioned in Note 25, the Company uses gold collars in order to mitigate the risk of decline in gold prices for a portion of its projected future production associated with the construction of new projects.

To calculate an expected increase / decrease in the fair value balances of potential increases or decrease in gold prices, the Company used a variation of plus or minus 10% change in gold prices in relation to the September 30, 2025 closing prices.

Liability measured at fair value

The Company entered a Net Smelter Return Royalty Agreement that contains more than one embedded derivative, that is being accounted at fair value through profit or loss, and it is exposed to gold prices that can affect its future cash flows.

Gold linked Loan

Borborema Inc entered into a Gold-Linked Loan with embedded derivatives measured at fair value through profit and loss that has quarterly payments of gold ounces that are exposed to gold prices that can affect its future cash flows.

The reasonably possible scenario of the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. To simulate the potential scenario to reflect the potential effects on the statement of income (loss) from outstanding transactions, the Company used a variation in the closing and future gold price of 10%. The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument´s main risk events	Reasonable scenario	$ Impact
Derivative financial instruments (Gold collars)	Gold price increase/decrease	Δ 10%	90,000
Liability measured at fair value	Gold price increase/decrease	Δ 10%	2,263
Loans and debentures (Gold linked loan)	Gold price increase/decrease	Δ 10%	391

35

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

27       CAPITAL MANAGEMENT

Aura’s objectives in managing capital are to ensure sufficient liquidity is maintained in order to properly develop and operate its current projects and pursue strategic growth initiatives, to ensure that externally imposed capital requirements related to any debt obligations are complied with, and to provide returns for shareholders and benefits to other stakeholders. In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and long-term debt. The Company manages its capital structure considering changes in economic conditions, the risk characteristics of the underlying assets, and the Company’s liquidity requirements. To maintain or adjust the capital structure, the Company may be required to issue common shares or debt, repay existing debt, acquire or dispose of assets, or adjust amounts of certain investments.

In order to facilitate management of capital, the Company prepares annual budgets which are updated periodically if changes in the Company’s business are considered to be significant. The Board of Directors of the Company reviews and approves all operating and capital budgets as well as the entering into any material debt obligations, and any material transactions out of the ordinary course of business, including dispositions, acquisitions and other investments or divestitures. In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, and issue new shares to reduce debt.

On February 26, 2025, May 5, 2025 and August 5, Aura’s Board of Directors has declared and approved the payment of dividends for a total of $18.3 million, $29.8 million and $27.6 million, respectively. These correspond to $0.25 per share and $0.08 per Brazilian Depositary Receipt (“BDR”); $0.40 per share and $0.13 per BDR; and $0.33 per share and $0.11 per BDR, respectively. The dividends were paid on March 28, 2025, May 30, 2025 and September 5, 2025 respectively.

28       RELATED PARTY TRANSACTIONS

Key Management Compensation

Total compensation paid to key management personnel (including based salaries, bonuses and other benefits), remuneration of directors and other members of key executive management personnel for the period ended September 30, 2025 and 2024 were $3,075 and $3,338, respectively.

Director’s fees

Management issued 189,795 deferred stock units (DSUs) to certain directors and former directors of the Company in 2016. The DSUs are recognized at the fair value of the Company shares based on the provisions of the agreements and will be settled in cash. The balance of the DSUs as of September 30, 2025, is $2,522 ($1,216 as of December 31, 2024) and is included as part of Trade and other payables.

36

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

Iraja Royalty Payments

As part of the Apoena Mines transaction with Yamana Gold Inc. (“Yamana”), Mineracao Apoena S.A. (“Apoena”) entered into a royalty agreement (the “EPP Royalty Agreement”), dated June 21, 2016, with Serra da Borda Mineracao e Metalurgia S.A. (“SBMM”), Yamana’s wholly-controlled subsidiary. Commencing on and from June 21, 2016, Apoena would pay to SBMM a royalty (the “Royalty”) that is equal to 2.0% of Net Smelter Returns on all gold mined or benefited from Apoena (the “Subject Metals”) sold or deemed to have been sold by or for Apoena.

Effective as at such time as Apoena has paid the Royalty on up to 1,000,000 troy ounces of the Subject Metals, the Royalty shall without the requirement for any further act or formality, reduce to 1.0% of Net Smelter Returns on all Subject Metals sold or deemed to have been sold by or for Apoena.

On October 27, 2017, SBMM entered into an agreement (the “Royalty Swap Agreement”) with Iraja Mineracao Ltda., a company controlled by the same controlling group, a third-party company, for the swap of the EPP Royalty with the RDM Royalty (as defined in the Royalty Swap Agreement) with no change to the terms of the royalty calculation. Aura has incurred expenses of the related royalties of $2,376 in the period ended September 30, 2025 ($1,890: 2024).

Royalty Agreement for Aura Almas

The Company, through its wholly owned subsidiaries Almas, maintains a royalty agreement with Irajá Mineração Ltda.., a company controlled by the same controlling group of Aura, whereby the subsidiary pays 1.2% of the Net Smelter Returns on all gold mined or sold. Aura has incurred expenses of the related royalties of $6,880 in the period ended September 30, 2025.

Royalty Agreement for Matupá

The Company, through its wholly owned subsidiary Matupá, maintains a royalty agreement with Irajá Mineração Ltda., a company controlled by the same controlling group of Aura, whereby the subsidiary will pay 1.2% of the Net Smelter Returns on all gold mined or sold, from the moment that is declared commercial production. The subsidiary is currently in care and maintenance.

Dividends payable to Northwestern

Northwestern, a company controlled by the Chairman of the Board, is the majority shareholder of Aura with approximately 47.7% ownership as of September 30, 2025 (54.8% as of December 31, 2024).

37

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

In the nine-month ended September 30, 2025, the Company paid to Northwestern the total amount of $38.8 million of dividends.

Employee withholding taxes payable to the Company

In March 2021, certain key executives exercised stock options and received Company shares, triggering a withholding tax obligation that the Company paid on their behalf, as required by local regulations. The Board authorized reimbursement over a period of up to 18 months (extended to September 2025), with interest at or above the Applicable Federal Rate (AFR). The balance was secured by Company shares valued at 150% of the amount due, with provisions for additional collateral or immediate repayment in the event of employment termination. As of December 31, 2024, the outstanding balance was $3,129, which was fully reimbursed by the executive in June 2025.

29       SEGMENT INFORMATION

The reportable operating segments have been identified as the Minosa Mine, Apoena Mine, the Aranzazu Mine, Almas Mine, and Borborema Project. The Company manages its business, including the allocation of resources and assessment of performance, on a project-by-project basis, except where the Company’s projects are substantially connected and share resources and administrative functions. The segments presented reflect the way in which the Company’s management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision makers. Executive management is responsible for allocating resources and assessing the performance of the operating segments.

During the period ended March 31, 2025, the Borborema Project was included as a reportable operating segment, as it became a distinct area of focus subject to regular review by Chief Operating Decision Maker (CODM). Additionally, the Projects and Corporate segments, which were previously reported separately, no longer meet the criteria for reportable segments. Accordingly, comparative information has been recast to reflect this change and are now presented as part of non-reportable segments.

38

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

For the periods ended September 30, 2025 and 2024, segment information is as follows:

	Reportable segments
For the period ended September 30, 2025	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	163,042	84,287	179,864	130,207	42,672	600,072	—	600,072
Cost of goods sold, except depletion and amortization	(62,402)	(31,160)	(72,947)	(43,951)	(13,766)	(224,226)	—	(224,226)
Depletion and amortization	(3,616)	(13,521)	(17,987)	(8,746)	—	(43,870)	—	(43,870)
Gross profit	97,024	39,606	88,930	77,510	28,906	331,976	—	331,976

General and administrative expenses	(3,572)	(2,529)	(5,074)	(3,385)	(1,163)	(15,723)	(15,568)	(31,291)
Exploration expenses	(1,260)	(268)	(2,178)	(1,148)	(387)	(5,241)	(182)	(5,423)
Operating income/(loss)	92,192	36,809	81,678	72,977	27,356	311,012	(15,750)	295,262

Finance income/(expense)	(2,783)	(9,997)	(4,192)	119	(7,602)	(24,455)	(241,712)	(266,167)
Interest in loans and debentures	(1,118)	(3,522)	(1,777)	(10,728)	(494)	(17,639)	—	(17,639)
Other (expense) income	(272)	97	(1,370)	(31)	(5)	(1,581)	66	(1,515)
Income/(Loss) before income taxes	88,019	23,387	74,339	62,337	19,255	267,337	(257,396)	9,941

Current tax	(23,110)	(2,418)	(29,714)	(22,713)	(6,585)	(84,540)	(4,227)	(88,767)
Deferred tax	1,117	1,832	1,711	8,252	5,212	18,124	1,226	19,350
Income taxes	(21,993)	(586)	(28,003)	(14,461)	(1,373)	(66,416)	(3,001)	(69,417)
(Loss) / Profit for the year	66,026	22,801	46,336	47,876	17,882	200,921	(260,397)	(59,476)

Property, plant and equipment	64,545	71,583	129,875	151,143	248,973	666,119	117,227	783,346
Total assets	102,315	213,549	399,316	380,712	141,326	1,237,218	191,644	1,428,862
Total liabilities	83,396	140,849	108,882	266,034	139,526	738,687	367,742	1,106,429
Purchase of property, plant and equipment	5,813	22,429	21,130	14,531	55,971	119,874	13,784	133,658

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

39

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

	Reportable segments
For the period ended September 30, 2024	Minosa Mine	Apoena Mine	Aranzazu Mine	Almas Mine	Borborema Project	Total reportable segments	All other segments	Total
Revenue	128,793	64,249	144,123	85,481	—	422,646	—	422,646
Cost of goods sold, except depletion and amortization	(65,126)	(28,573)	(71,298)	(39,901)	—	(204,898)	—	(204,898)
Depletion and amortization	(3,896)	(17,737)	(18,868)	(7,076)	—	(47,577)	—	(47,577)
Gross profit	59,771	17,939	53,957	38,504	—	170,171	—	170,171

General and administrative expenses	(3,450)	(2,017)	(3,003)	(2,938)	(377)	(11,785)	(9,844)	(21,629)
Care-and-maintenance expenses	—	(790)	—	—	—	(790)	(315)	(1,105)
Exploration expenses	(590)	(299)	(3,959)	—	(43)	(4,891)	(4,295)	(9,186)
Operating income/(loss)	55,731	14,833	46,995	35,566	(420)	152,705	(14,454)	138,251

Finance income/(expense)	(3,692)	(7,532)	449	473	(13,507)	(23,809)	(102,463)	(126,272)
Interest in loans and debentures	(1,561)	(4,349)	(1,629)	(6,305)	(1,772)	(15,616)	—	(15,616)
Other (expense) income	(729)	311	(1,477)	(45)	163	(1,777)	825	(952)
Income/ (Loss) before income taxes	49,749	3,263	44,338	29,689	(15,536)	111,503	(116,092)	(4,589)

Current tax	(14,860)	(1,965)	(19,348)	1,863	—	(34,310)	(2,278)	(36,588)
Deferred tax	(19)	(56)	948	(5,986)	—	(5,113)	(625)	(5,738)
Income taxes	(14,879)	(2,021)	(18,400)	(4,123)	—	(39,423)	(2,903)	(42,326)
(Loss) / Profit for the year	34,870	1,242	25,938	25,566	(15,536)	72,080	(118,995)	(46,915)

Property, plant and equipment	56,658	69,160	123,352	148,837	134,844	532,851	28,142	560,993
Total assets	81,738	176,123	318,030	192,102	187,407	955,400	(398)	955,002
Total liabilities	91,646	146,736	76,601	119,454	145,573	580,010	144,575	724,585
Purchase of property, plant and equipment	4,678	4,116	20,771	11,779	67,956	109,300	4,461	113,761

(1) Non Reportable segments are composed by Matupá, Tolda Fria, Carajás and Cerro Blanco Projects and Corporate.

30       COMMITMENTS AND CONTINGENCIES

a)             Operating leases commitments

The Company has the following commitments for future minimum payments under operating leases:

2025
Within 1 year	13,225
2 years	7,879
3 years	53
4 years	53
Over 5 years	66
Total	21,276

40

Aura Minerals Inc.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025

Expressed in thousands of United States dollars, except where otherwise noted.

b)             Contingencies

Certain conditions may exist as of the date of these financial statements which may result in a loss to the Company in the future when certain events occur or fail to occur. The Company assesses at each reporting date its loss contingencies related to ongoing legal proceedings by evaluating the likelihood of such proceedings, as well as the amounts claimed or expected to be claimed. Included in other provisions as of September 30, 2025, is a provision of $7,523 ($3,284 as of December 31, 2024) for loss contingencies related to ongoing legal claims.

31       PROFIT (LOSS) PER SHARE

Basic income per share is calculated by dividing the income attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year.

Diluted income per share is calculated using the “treasury stock method” in assessing the dilution impact of convertible instruments until maturity. The treasury stock method assumes that all convertible instruments until maturity have been converted in determining fully diluted profit per share if they are in-the-money, except where such conversion would be anti-dilutive. In the event of a share consolidation or share division, the calculation of basic and diluted loss per share is adjusted retrospectively for all periods presented.

The following table summarizes activity for the three and nine months period ended September 30, 2025 and 2024:

	Three-month period ended September 30, 2025	For the three months ended September 30, 2024	Nine-month period ended September 30, 2025	Nine-month period ended September 30, 2024
Profit (Loss) for the period	5,626	(11,923)	(59,476)	(46,915)

Weighted average number of shares outstanding - basic	81,672,304	72,377,560	76,466,833	72,319,729
Weighted average number of shares outstanding - diluted	82,723,337	72,377,560	76,466,833	72,319,729

Profit (Loss) per share - basic	0.07	(0.16)	(0.78)	(0.65)
Profit (Loss) per share - diluted	0.07	(0.16)	(0.78)	(0.65)

41